                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 (FEE REQUIRED)

     For the fiscal year ended December 31, 1995.
     -------------------------------------------

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934(NO FEE REQUIRED)

     For the transition period from ________ to ________.

                        Commission File Number 1-5492-1
                                               --------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Nashua Corporation Savings Plan for Specified Hourly Employees

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Nashua Corporation
          44 Franklin Street
          Nashua, New Hampshire 03060

NASHUA CORPORATION
- ------------------

SAVINGS PLAN FOR SPECIFIED
- --------------------------

HOURLY EMPLOYEES
- ----------------

FINANCIAL STATEMENTS
- --------------------

DECEMBER 31, 1995 AND 1994
- --------------------------

                               NASHUA CORPORATION
                               ------------------

                   SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
                   -------------------------------------------

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

                                                                         PAGES
                                                                         -----

Financial Statements:

     Report of Independent Accountants                                    1-2

     Statement of Net Assets Available for Plan Benefits
         (With Fund Information) as of December 31, 1995 and 1994         3-4

     Statement of Changes in Net Assets Available for Plan Benefits
          (With Fund Information) for the Years Ended
          December 31, 1995 and 1994                                      5-6


     Notes to Financial Statements                                        7-11

Supplementary Information: *

* Schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        160 Federal Street              Telephone 617 439-4390
                        Boston, MA 02110



Price Waterhouse LLP



                       REPORT OF INDEPENDENT ACCOUNTANTS

June 25, 1996

To the Participants and Administrator
of the Nashua Corporation Savings Plan
for Specified Hourly Employees

In our opinion, the accompanying statements of net assets available for plan benefits, and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Nashua Corporation Savings Plan for Specified Hourly Employees (the "Plan") at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 6 to the financial statements, in connection with the sale on May 25, 1994 of Nashua Corporation's Santa Clara facility, a portion of the Plan's net assets were transferred into a plan established by the buyer.

To the Participants and Administrator
of the Nashua Corporation Savings Plan for Specified Hourly Employees
Page 2
June 25, 1996

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for the plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Price Waterhouse LLP
- ------------------------

                              NASHUA CORPORATION
                  SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES

                           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
                                                        DECEMBER 31, 1995

                                          Guaranteed    Nashua
                                          Investment    Common                               Equity-     Growth       Asset
                                           Contract      Stock      Puritan     Magellan     Income      Company     Manager
                                             Fund        Fund         Fund        Fund        Fund        Fund        Fund
                                             ----        ----         ----        ----        ----        ----        ----

Assets:
Guaranteed Investment Contracts,
  at Contract Value                         $33,257      $    -      $     -     $     -      $    -     $     -          $-
Investments at Fair Value:
  Nashua Common Stock Fund                        -       9,168            -           -           -           -           -
  Mutual Funds                                    -           -       11,505      29,307       4,057      13,860           -
  Collective Investment Fund                 40,962           -            -           -           -           -           -
Cash                                          2,130           -            -           -           -           -           -
Employee Contributions Receivable               292           -           66         227          53          14           -
Employer Contributions Receivable               113           -           25          88          20           5           -
Participant Loans Receivable, at
  Fair Value                                      -           -            -           -           -           -           -
                                        ----------------------------------------------------------------------------------------
Net Assets Available for Plan Benefits      $76,754      $9,168      $11,596     $29,622      $4,130     $13,879          $-
                                        ========================================================================================


                                                        Pacific  Intermediate Gov't Money
                                            Europe       Basin       Bond       Market        Loan
                                             Fund        Fund        Fund        Fund         Fund        Total
                                             ----        ----        ----        ----         ----        -----

Assets:
Guaranteed Investment Contracts,
  at Contract Value                           $ -        $  -          $-      $    -       $    -    $ 33,257
Investments at Fair Value:
  Nashua Common Stock Fund                      -           -           -           -            -       9,168
  Mutual Funds                                 12         165           -       1,026            -      59,932
  Collective Investment Fund                    -           -           -           -            -      40,962
Cash                                            -           -           -           -            -       2,130
Employee Contributions Receivable               -           -           -           -            -         652
Employer Contributions Receivable               -           -           -           -            -         251
Participant Loans Receivable, at
  Fair Value                                    -           -           -           -        2,996       2,996
                                        -----------------------------------------------------------------------
Net Assets Available for Plan Benefits        $12        $165          $-      $1,026       $2,996    $149,348
                                        =======================================================================


                 See accompanying notes to financial statements.

                              NASHUA CORPORATION
                  SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES

                          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
                                                       DECEMBER 31, 1994

                                              Guaranteed    Nashua
                                              Investment    Common                               Equity-     Growth       Asset
                                               Contract      Stock      Puritan     Magellan     Income      Company     Manager
                                                 Fund        Fund        Fund         Fund        Fund        Fund        Fund
                                                 ----        ----        ----         ----        ----        ----        ----

Assets:
    Guaranteed Investment Contracts,
       at Contract Value                        $63,147     $     -      $    -      $     -      $    -      $    -          $-
    Investments at Fair Value:
       Nashua Common Stock Fund                       -      13,010           -            -           -           -           -
       Mutual Funds                                   -           -       7,145       21,650       2,653       9,670           2
    Employee Contributions Receivable             1,121         146         254          921         162         106           -
    Employer Contributions Receivable               291         402          33          198          74          33           -
    Participant Loans Receivable, at
       Fair Value                                     -           -           -            -           -           -           -
                                            ------------------------------------------------------------------------------------
Net Assets Available for Plan Benefits          $64,559     $13,558      $7,432      $22,769      $2,889      $9,809          $2
                                            ====================================================================================

                                                                Pacific  Intermediate  Gov't Money
                                                    Europe       Basin       Bond        Market     Loan
                                                     Fund         Fund       Fund         Fund      Fund       Total
                                                     ----         ----       ----         ----      ----       -----
Assets:
    Guaranteed Investment Contracts,
       at Contract Value                             $ -           $-         $-         $  -      $    -     $ 63,147
    Investments at Fair Value:
       Nashua Common Stock Fund                        -            -          -            -           -       13,010
       Mutual Funds                                    7            -          2          617           -       41,746
    Employee Contributions Receivable                 12            -          -          111           -        2,833
    Employer Contributions Receivable                  5            -          -           53           -        1,089
    Participant Loans Receivable, at
       Fair Value                                      -            -          -            -       3,000        3,000
                                            --------------------------------------------------------------------------
Net Assets Available for Plan Benefits               $24           $-         $2         $781      $3,000     $124,825
                                            ==========================================================================




                See accompanying notes to financial statements.

                              NASHUA CORPORATION
                  SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES

                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
                                                   YEAR ENDED DECEMBER 31, 1995

                                         Guaranteed     Nashua
                                         Investment     Common                              Equity-      Growth       Asset
                                          Contract      Stock       Puritan    Magellan     Income      Company      Manager
                                            Fund         Fund        Fund        Fund        Fund         Fund        Fund
                                            ----         ----        ----        ----        ----         ----        ----
Sources of Net Assets:

   Employee Contributions                 $ 8,225      $   926     $ 2,029     $ 6,661      $1,784      $   534         $ -
   Employer Contributions                   2,332        2,292         336       1,719         846          122           -
   Investment Income                        3,543            -         575       1,817         304          630           -
   Net Appreciation of Investments              -            -       1,257       7,202         823        3,214           -
   Loan Repayments                              -            -           -           4           -            -           -
   Loan Interest                               16            -           4           -           -            -           -
                                      ----------------------------------------------------------------------------------------
                                           14,116        3,218       4,201      17,403       3,757        4,500           -
                                      ----------------------------------------------------------------------------------------

Applications of Net Assets:

   Plan Withdrawals                         1,476        1,809           -      11,609       2,513          427           -
   Net Depreciation of Investments            208        4,631           -           -           -            -           -
   Loan Withdrawals                             -            -           -           -           -            -           -
   Administative Expenses                     237            9          37         100           3            3           2
                                      -------------------------------------------------------------------------------------
                                            1,921        6,449          37      11,709       2,516          430           2
                                      -------------------------------------------------------------------------------------

Increase (Decrease) in Net Assets
   During the Year                         12,195       (3,231)      4,164       5,694       1,241        4,070          (2)

Net Transfers Between Funds                     -       (1,159)          -       1,159           -            -           -

Net Assets Available for Plan Benefits:

   Beginning of Year                       64,559       13,558       7,432      22,769       2,889        9,809           2
                                      -------------------------------------------------------------------------------------
   End of Year                            $76,754      $ 9,168     $11,596     $29,622      $4,130      $13,879         $ -
                                      =====================================================================================






                                                       Pacific   Intermediate  Gov't Money
                                           Europe       Basin        Bond         Market        Loan
                                            Fund        Fund         Fund          Fund         Fund        Total
                                            ----        ----         ----          ----         ----        -----
Sources of Net Assets:

   Employee Contributions                    $ 72        $164            $ -       $  327       $    -    $ 20,722
   Employer Contributions                      32           -              -          153            -       7,832
   Investment Income                            -           -              -           55            -       6,924
   Net Appreciation of Investments             10           1              -            -            -      12,507
   Loan Repayments                              -           -              -            -           (4)          -
   Loan Interest                                -           -              -            -            -          20
                                      ----------------------------------------------------------------------------
                                              114         165              -          535           (4)     48,005
                                      ----------------------------------------------------------------------------

Applications of Net Assets:

   Plan Withdrawals                           118           -              -          279            -      18,231
   Net Depreciation of Investments              -           -              -            -            -       4,839
   Loan Withdrawals                             -           -              -            -            -           -
   Administative Expenses                       -           -              2           11            -         412
                                      ----------------------------------------------------------------------------
                                              126           -              2          290            -      23,482
                                      ----------------------------------------------------------------------------

Increase (Decrease) in Net Assets
   During the Year                            (12)        165             (2)         245           (4)     24,523

Net Transfers Between Funds                     -           -              -            -            -           -

Net Assets Available for Plan Benefits:

   Beginning of Year                           24           -              2          781        3,000     124,825
                                      ----------------------------------------------------------------------------
   End of Year                               $ 12        $165            $ -       $1,026       $2,996    $149,348
                                      ============================================================================






                 See accompanying notes to financial statements.
                                      -5-

                                                            NASHUA CORPORATION
                                                 SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
                                                        YEAR ENDED DECEMBER 31, 1994

                                        Guaranteed      Nashua
                                        Investment      Common                              Equity-      Growth        Asset
                                         Contract       Stock       Puritan    Magellan     Income      Company       Manager
                                           Fund          Fund        Fund        Fund        Fund         Fund         Fund
                                           ----          ----        ----        ----        ----         ----         ----
Sources of Net Assets:

   Employee Contributions                $ 70,245     $  2,155     $10,891    $ 28,540      $11,627      $10,153       $654
   Employer Contributions                   7,412       29,392       3,417       6,402        2,380        1,900         96
   Investment Income                       24,584            -       3,552       6,374        3,558          501          5
   Net Appreciation of Investments              -       13,017           -           -            -            -         10
   Loan Repayments                          6,836           43       1,002       3,348        1,427          265          -
   Loan Interest                            1,851           12         210         937          623           52          -
                                         ----------------------------------------------------------------------------------
                                          110,928       44,619      19,072      45,601       19,615       12,871        765
                                         ----------------------------------------------------------------------------------
Applications of Net Assets:

   Plan Withdrawals                        14,069        5,184         417       4,470        4,949        2,748        210
   Net Depreciation of Investments              -            -         854       4,504          127          688          -
   Loan Withdrawals                        52,709          394      14,445      16,786       11,516        1,276          -
   Administative Expenses                     474          442          89         162           88           23          -
   Plan Transfer (Note 6)                 513,776      235,297      47,949     142,891       74,228       34,827        553
                                         ----------------------------------------------------------------------------------
                                          581,028      241,317      63,754     168,813       90,908       39,562        763
                                         ----------------------------------------------------------------------------------
Increase (Decrease) in Net Assets
   During the Year                       (470,100)    (196,698)    (44,682)   (123,212)     (71,293)     (26,691)         2

Net Transfers Between Funds                     -       (2,453)       (487)      6,464         (485)        (231)         -

Net Assets Available for Plan Benefits:

   Beginning of Year                      534,659      212,709      52,601     139,517       74,667       36,731          -
                                         ----------------------------------------------------------------------------------
   End of Year                           $ 64,559     $ 13,558     $ 7,432    $ 22,769      $ 2,889      $ 9,809       $  2
                                         ==================================================================================


                                                                                Gov't
                                                        Pacific   Intermediate  Money
                                            Europe       Basin        Bond      Market       Loan
                                             Fund        Fund         Fund       Fund        Fund        Total
                                             ----        ----         ----       ----        ----        -----
Sources of Net Assets:

   Employee Contributions                  $  538       $  901        $173     $ 8,414     $      -  $   144,291
   Employer Contributions                     145          183          36       1,380            -       52,743
   Investment Income                            -            -           3         445            -       39,022
   Net Appreciation of Investments             80          461           -           -                    13,568
   Loan Repayments                              -            -           -         245      (13,166)           -
   Loan Interest                                -            -           -          43            -        3,728
                                           ---------------------------------------------------------------------
                                              763        1,545         212      10,527      (13,166)     253,352
                                           ---------------------------------------------------------------------
Applications of Net Assets:

   Plan Withdrawals                           173            -         208       2,286            -       34,714
   Net Depreciation of Investments              -            -           2           -            -        6,175
   Loan Withdrawals                             -            -           -       1,874      (99,000)           -
   Administative Expenses                       -            -           -          15            -        1,293
   Plant Transfer (Note 6)                  1,336        8,156           -      22,205      133,182    1,214,400
                                           ---------------------------------------------------------------------
                                            1,509        8,156         210      26,380       34,182    1,256,582
                                           ---------------------------------------------------------------------
Increase (Decrease) in Net Assets
   During the Year                           (746)      (6,611)          2     (15,853)     (47,348)  (1,003,230)

Net Transfers Between Funds                     -         (123)          -      (2,685)           -            -

Net Assets Available for Plan Benefits:

   Beginning of Year                          770        6,734           -      19,319       50,348    1,128,055
                                           ---------------------------------------------------------------------
   End of Year                             $   24       $    -        $  2     $   781     $  3,000  $   124,825
                                           =====================================================================


                See accompanying notes to financial statements.

                               NASHUA CORPORATION
                               ------------------
                   SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
                   -------------------------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- ---------------------------------------------------

Basis of Accounting
- -------------------

The financial statements of the Nashua Corporation Savings Plan for Specified Hourly Employees ("the Plan") are presented on the accrual basis of accounting.

Plan Establishment
- ------------------

The Plan was established January 1, 1992 for hourly employees at Nashua Corporation's Santa Clara facility. Subsequently, the hourly employees of Nashua Corporation's Exeter facility were eligible to participate in the Plan. On May 25, 1994 Nashua Corporation's Santa Clara facility was sold and the Plan transferred $1,214,400 to a plan established by the buyer.

Asset Maintenance
- -----------------

Fidelity Management Trust Company is the Plan trustee ("the Trustee"). Assets of the Plan are invested, at the election of the participants, in up to twelve Fidelity Investments' mutual funds (Fidelity Magellan Fund, Fidelity Puritan Fund, Fidelity Equity-Income Fund, Fidelity Growth Company Fund, Fidelity Pacific Basin Fund, Fidelity Europe Fund, Fidelity Asset Manager Fund, Fidelity Intermediate Bond Fund, Fidelity Contrafund, Fidelity Small Cap Stock Fund, Fidelity U.S. Equity Index Portfolio, or Fidelity Retirement Government Money Market Fund), a Guaranteed Investment Contract Fund managed by the Trustee or the Nashua Common Stock Fund. The Fidelity Small Cap Stock Fund, Fidelity Contrafund and Fidelity U.S. Equity Index Fund were new investment options in 1995.

The Plan's assets are commingled with assets of the Nashua Corporation Employees' Savings Plan in a participant-directed master trust arrangement. The Plan's participation in the net assets of the master trust is recorded based on individual plan participants' account balances. Investment income and expenses for each investment option are allocated to the individual participant account balances based on the prorata beginning account balances less withdrawals and loans made to participants.

Investment Valuation
- --------------------

Common shares of Nashua Corporation ("the Company") held in the Plan are valued at closing sales prices supplied by a pricing service. The Plan's guaranteed investment contracts are valued at contract value which approximates fair value. Contract value represents contributions made under the contracts, plus interest earned, less funds used to pay withdrawals and expenses. The Plan's mutual fund and collective investment fund accounts are valued at the respective funds' closing net asset values. Investment transactions are recorded on the trade date. Participant loans are valued at cost plus accrued interest which approximates fair value. Cost is determined on an average cost basis.

Investment Income
- -----------------

Income from investments is recorded as earned on an accrual basis.

Contributions
- -------------

The Plan has certain established criteria for eligibility. All contributions are immediately 100% vested. 401(k) Plan contributions - Employees may make a basic contribution of up to 15% of their earnings to the Plan. The Company contributes an amount equal to 50% of up to 6% of the employees' contributed earnings. Employees can direct their contributions and the Company matching contributions into any of the investment funds available for their contribution. Employee's contributions into the Nashua Common Stock Fund are limited to 25% of their account balance.

Withdrawals and Loans
- ---------------------

Plan participants may withdraw part or all of their account balances subject to certain restrictions stipulated by current Internal Revenue Service regulations. The Plan also provides for optional forms of withdrawal at the time of retirement. Plan participants may borrow against individual Plan balances subject to Plan and current Internal Revenue Service regulations. Interest on the loans is payable at 2% above the prime rate. Loans are payable within 5 years from the date of withdrawal unless the amount was withdrawn to purchase a primary residence, in which case the term of the loan is 20 years. At December 31, 1995 and 1994, there was one loan outstanding totalling $2,996 and $3,000, respectively.

Expenses
- --------

Trustee administrative fees, audit and other expenses are paid directly by the Company and, accordingly, such items are not reflected in the financial statements of the Plan. Fees for participant loans are paid by the Plan and are reflected in the accompanying financial statements as administrative expenses.

Use of Estimates
- ----------------

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimated.

Federal Income Tax Status
- -------------------------

The Company was advised by the U.S. Treasury Department on November 17, 1993 that the Plan is qualified under Section 401 of the Internal Revenue Code ("the Code") and is exempt from federal income taxes. The Plan has since been amended, however, a new letter has not yet been requested. Management believes that the Plan, as amended, and its operations have been and continue to be in accordance with all applicable provisions of the Code and the Employee Retirement Income Security Act of 1974 ("ERISA").

NOTE 2 - GENERAL DESCRIPTION OF THE PLAN
- ----------------------------------------

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

1. GENERAL - The Plan is a defined contribution plan covering all eligible employees. It is subject to the provisions of ERISA.

2. TERMINATION - The Plan is administered by the Nashua Pension Committee, which is composed of officers of the Company. The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event that such discontinuance results in the termination of the Plan, the Plan provides that net assets shall be allocated among the participants.

NOTE 3 - INVESTMENTS
- --------------------

The Plan's investments, excluding the Guaranteed Investment Contract Fund, are summarized as follows:

                                                        December 31,
                                                 ------------------------
                                                 1995                1994
                                                 ----                ----
   Nashua Common Stock Fund                      $ 9,168            $13,010
   Fidelity Puritan Fund                          11,505              7,145
   Fidelity Magellan Fund                         29,307             21,650
   Fidelity Equity Income Fund                     4,057              2,653
   Fidelity Growth Company Fund                   13,860              9,670
   Fidelity Asset Manager Fund                        --                  2
   Fidelity Europe Fund                               12                  7
   Fidelity Pacific Basin Fund                       165                 --
   Fidelity Intermediate Bond Fund                    --                  2
   Fidelity Retirement Government
      Money Market Fund                            1,026                617
                                                 -------            -------
                                                 $69,100            $54,756
                                                 =======            =======



NOTE 4 - GUARANTEED INVESTMENT CONTRACT FUND
- --------------------------------------------

The Plan's investment in the Guaranteed Investment Contract Fund consists of the following:
                                                                                 December 31,
                                                                                1995     1994
                                                                               ------   -------
Pacific Mutual Life Insurance Company
      5.3% Due 3/30/99 - 6/30/99                                              $ 3,809   $ 6,023
 State Mutual Life Assurance
      5.48% Due 1/1/98 - 1/3/99                                                 3,769     6,326
 Life of Virginia
      8.32% Due 3/31/97                                                         4,031    16,897
 Aetna Life Insurance Company
      6.78% Due 6/30/95                                                          --       2,987
 Lincoln National Life Insurance Company
      6.28% Due 12/31/96                                                        5,860     6,773
 Provident Life & Accident Insurance Company
      6.14% Due 1/29/99                                                          --       6,811
 People's Security Life
      5.52% Due 2/28/00                                                         5,862     6,324
 People's Security Life
      5.41% Due 2/28/00                                                         2,114     2,108
 Confederation Life Insurance Company
      8.77% Due 1/3/95                                                          7,812     7,812
 Fidelity Institutional Money Market Fund                                        --       1,086
 Fidelity Managed Income Portfolio II                                          40,962      --
 Cash                                                                           2,130      --
                                                                              -------   -------
                                                                              $76,349   $63,147
                                                                              =======   =======


The issuing institution's ability to meet its contractual obligations under the respective contracts may be affected by future economic and regulatory developments in the insurance industry.

On August 12, 1994 Canadian regulators seized control of Confederation Life Insurance Company. As a result, the Plan's investment in that carrier's contract has been frozen until regulators finalize a rehabilitation plan. Interest accrual ceased on August 12, 1994. While the rehabilitation proceedings are still pending, realization of the Plan's investment in the contract and the collectibility of interest thereon cannot be presently determined. Accordingly, no provision for any loss that may result upon final resolution of these matters has been made in the accompanying financial statements.

NOTE 5 - SAVINGS PLANS MASTER TRUST
- -----------------------------------

The assets of the Plan have been commingled with assets of another Company savings plan in the Nashua Corporation Savings Plans Master Trust ("the Master
Trust"). The Plan administrator adjusted the financial data as confirmed on a cash basis by the Trustee to the accrual basis on which the information shown below is prepared. The effect of converting to the accrual basis was to record accrued employer and employee contributions receivable. The Plan owned approximately 0.2% of the Master Trust as of December 31, 1995 and 1994.

                                                                       December 31,
                                                                 ---------------------------
                                                                 1995                   1994
                                                                 ----                   ----

  Statement of Net Assets
  Available for Plan Benefits:
      Guaranteed Investment Contracts, at Contract Value      $ 9,368,121             $21,533,934
      Nashua Common Stock Fund, at Fair Value                   3,995,146               5,499,016
      Mutual Funds, at Fair Value                              33,446,659              22,912,974
      Collective Investment Fund, at Fair Value                10,229,676                       -
      Cash                                                        531,900                       -
      Employee Contributions Receivable                           312,251                 383,267
      Employer Contributions Receivable                           110,343                 135,626
      Participant Loans Receivable, at Fair Value               2,608,847               2,173,276
                                                              -----------             -----------
    Net Assets Available for Plan Benefits                    $60,602,943             $52,638,093
                                                              ===========             ===========


                                                                   Year Ended December 31,
                                                               ----------------------------
                                                               1995                    1994
                                                               ----                    ----

Statement of Changes in Net Assets
    Available for Plan Benefits:
    Sources of Net Assets:

      Employee Contributions                                  $ 4,406,498            $ 5,271,617
      Employer Contributions                                    1,520,574              1,797,983
      Investment Income                                         2,762,262              2,608,247
      Net Appreciation of Investments                           5,328,978                 25,762
      Loan Interest                                               176,825                145,301
                                                              -----------            -----------
                                                               14,195,137              9,848,910
                                                              -----------            -----------
    Applications of Net Assets:

      Plan Withdrawals                                          4,355,061              5,037,619
      Net Depreciation of Investment                            1,845,582              2,979,570
      Administrative Expenses                                      29,644                 17,134
      Plan Transfer                                               --                   3,233,311
                                                              -----------            -----------
                                                                6,230,287             11,267,634
                                                              -----------            -----------

    Increase (Decrease) in Net Assets During the Year         $ 7,964,850            $(1,418,724)
                                                              ===========            ============


The Master Trust purchased 36,300 and 55,800 common shares of Nashua Corporation at a total cost of $617,519 and $1,414,510 during 1995 and 1994, respectively. The Master Trust received $222,104 and $1,483,342 from the sale of 13,200 and 53,762 common shares of Nashua Corporation during 1995 and 1994, respectively.

NOTE 6 - PLAN TRANSFER
- ----------------------

On May 25, 1994 the Company's Santa Clara facility was sold. The participants of the Plan who were employees of the Santa Clara facility were transferred into a plan established by the buyer. The transfer occurred during the third quarter of 1994 and resulted in a Plan transfer of $1,214,400.

NOTE 7 - IMPLEMENTATION OF STATEMENT OF POSITION 94-4
- -----------------------------------------------------

In September 1994, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" (the "SOP") which amends the AICPA Audit and Accounting Guide - Audits of Employee Benefit Plans. The SOP is effective for financial statements for years beginning after December 15, 1994, except that the application of the SOP to investment contracts entered into before December 31, 1993, is delayed to years beginning after December 15, 1995. The SOP will be implemented during the year ended December 31, 1996 for the Plan. The SOP requires defined contribution plans to report investment contracts with fully benefit-responsive features, as defined in the SOP, at contract value and other investment contracts at fair value. Management does not believe the implementation of the SOP will have a material effect on the financial statements.

                      CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Nashua Corporation of our report dated June 25, 1996 relating to the financial statements of the Nashua Corporation Employees' Savings Plan for the year ended December 31, 1995 included with this Form 11-K. We also consent to the incorporation by reference in the Registration Statement on Form S-8 of Nashua Corporation of our report dated June 25, 1996 relating to the financial statements of the Nashua Corporation Employees' Savings Plan for Specified Hourly Employees for the year ended December 31, 1995 included with this Form 11-K.

/s/ Price Waterhouse LLP
- ------------------------
PRICE WATERHOUSE LLP
Boston, Massachusetts
June 27, 1996

                                  SIGNATURE

NASHUA CORPORATION SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES. Pursuant to the requirements of the Securities Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                NASHUA CORPORATIONS SAVINGS PLAN
                                FOR SPECIFIED HOURLY EMPLOYEES

Date: June 28, 1996             By: /s/ Paul Buffum
                                    ------------------------------------
                                    Paul Buffum
                                    Nashua Corporation Savings Plan for
                                    Specified Hourly Employees Committee